UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SuperdopeTV, Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 September 11, 2017

Physical address of issuer
11021 Ventura Blvd., #362, Studio City, CA 91604

Website of issuer
SuperdopeTV.net

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The First Democracy VC, the Intermediary, will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$570,000.00

Deadline to reach the target offering amount
December 11, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$440	$0.00
Cash & Cash Equivalents	$440	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 10, 2017

FORM C

Up to $570,000.00

SuperdopeTV, Inc.



Series Seed Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by SuperdopeTV, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $570,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a commission equal to seven percent (7%) of the amount raised in the offering and the Intermediary will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7	$93
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$570,000.00	$39,900	$530,100

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC, the Intermediary, will also receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at SuperdopeTV.net no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 10, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE

SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-

looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: SuperdopeTV.net

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Corporate Information

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SuperdopeTV, Inc. (the "Company") is a Delaware Corporation, formed on September 11, 2017.

The Company is located at 11021 Ventura Blvd., #362, Studio City, CA 91604.

The Company's website is SuperdopeTV.net.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

General

SuperdopeTV is a sketch comedy show built for online and traditional television platforms as well as a multi-channel network of the same name. Like influential pop culture studios such as AwesomenessTV and Maker Studios, SuperdopeTV will create content for the preteen and teen demographic, but with a unique twist. As Generation Z gravitates toward YouTube influencers instead of traditional film or television stars, online interactive media is becoming the natural successor to television channels like Nickelodeon and Disney. SuperdopeTV believes that this online terrain presents a significant opportunity for the family entertainment industry.

Mychal Simka, the founder, CEO and largest shareholder of SuperdopeTV, has built each of his animated films with a tight-knit group of creatives and will use the same model for SuperdopeTV. Mychal and his team are already creating a network of writers and actors and are incorporating stars from popular social media platforms as well as the trusted names from traditional media like "Saturday Night Live," "MADtv," Disney, and Nickelodeon. The goal of SuperdopeTV is to create relatable content for Generation Z that doesn't condescend but provides intelligent, high-quality entertainment formatted to kid-specific interests. In addition to its online programming, SuperdopeTV plans to create a weekly half-hour series for traditional television.

Superdope Sketch Comedy Show

SuperdopeTV plans to create live-action comedy sketches that will allow fans to not only hear their favorite actors in cartoon form but also see them perform. SuperdopeTV will include one-off segments in the classic style such as fake commercials, public service announcements, and SNL-style sketches. These one-off segments will provide continuity for each episode of the half-hour show, raise the energy level, and keep the audience engaged. This type of content is the core of former sketch comedy shows like "MADtv," "The Amanda Show," "All That," "In Living Color," and other popular episodic TV series. To elevate its online content into a show ready for television, SuperdopeTV plans to adopt the late-night show format by recording each episode in front of a live studio audience, complete with a monologue from a celebrity guest host and a musical performance.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	50,000 shares
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	50,000 shares
Maximum amount of Series Seed Preferred Stock	570,000 shares
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	570,000 shares
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 11, 2017
Use of proceeds	See the description of the use of proceeds.
Voting Rights	See the description of the voting rights.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on purchasing and repurposing our animated series as well as developing our Multi-Channel Network, MCN. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately April 6, 2018, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

- Sales and marketing efforts to bring these new product candidates to market;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on September 11, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future because of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

The Company is dependent on Mychal Simka who is our CEO, President and Director and has held such positions from September 11, 2017 (inception) to present. The Company intends to enter into employment agreements with Mychal Simka although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mychal Simka or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Mychal Simka in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Mychal Simka die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details. Related party transactions pose potential conflicts of interest and may not be on terms that would be the same if the Company engaged in a transaction with an unrelated third party.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We plan to create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute broadcast television programming, filmed entertainment, and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. Advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering our founder and CEO, Mychal Simka, owns 86.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, Mr. Simka may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these Mr. Simka may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Simka could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers are granting a proxy to vote their Securities to the Democracy VC Partners LLC, or Democracy VC Partners and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

At the closing of this offering of our Series Seed Preferred Stock, you will sign a proxy that gives Democracy VC Partners the right to vote the Series Seed Preferred stock that you are acquiring in this offering on all matters coming before the holders of the Series Seed Preferred Stock for a vote. Democracy VC Partners does not have any fiduciary duty to you to vote your shares of Series Seed Preferred Stock in a manner that is in your best interests. Accordingly, Democracy VC Partners may vote its proxy in a manner that may not be in the best interests of the holders of the Series Seed Preferred Stock. For example, Democracy VC Partners may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of the Series Seed Preferred Stock in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to Democracy VC Partners, you will not have the right to vote your shares on any matters, including the protective provisions contained in our certificate of incorporation. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our Series Seed Preferred Stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of preferred stock will be subject to dilution.

Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Overview

SuperdopeTV is a sketch comedy show built for online and traditional television platforms as well as a multi-channel network of the same name. Similar to influential pop culture studios such as AwesomenessTV and Maker Studios, SuperdopeTV will create content for the preteen and teen demographic, but with a unique twist. As Generation Z gravitates toward YouTube influencers instead of traditional film or television stars, online interactive media is becoming the natural successor to television channels like Nickelodeon and Disney. SuperdopeTV believes that this online terrain presents a significant opportunity for the family entertainment industry.

Mychal Simka, our founder, CEO and largest shareholder, has built each of his animated films with a tight-knit group of creatives and will use the same model for SuperdopeTV. Mychal and his team are already creating a network of writers and actors and are incorporating stars from popular social media platforms as well as the trusted names from traditional media like “Saturday Night Live,” “MADtv,” Disney, and Nickelodeon. The goal of SuperdopeTV is to create relatable content for Generation Z that doesn’t condescend but provides intelligent, high-quality entertainment formatted to kid-specific interests. In addition to its online programming, SuperdopeTV plans to create a weekly half-hour series for traditional television.

Superdope Sketch Comedy Show

SuperdopeTV plans to create live-action comedy sketches that will allow fans to not only hear their favorite actors in cartoon form but also see them perform. SuperdopeTV will include one-off segments in the classic style such as fake commercials, public service announcements, and SNL-style sketches. These one-off segments will provide continuity for each episode of the half-hour show, raise the energy level, and keep the audience engaged. This type of content is the core of former sketch comedy shows like “MADtv,” “The Amanda Show,” “All That,” “In Living Color,” and other popular episodic TV series. To elevate its online content into a show ready for television, SuperdopeTV plans to adopt the late-night show format by recording each episode in front of a live studio audience, complete with a monologue from a celebrity guest host and a musical performance.

The Content

SuperdopeTV’s content will consist of five main segments: (1) animated series, (2) celebrities, (3) kids and teen versions of established shows, (4) promos and brand sponsored content, and (5) music.

Animated Series

A large portion of the content on SuperdopeTV will be fresh, never-before-seen animated series that the team has acquired or plans to acquire. Just like the 14 animated films Mychal Simka has produced by purchasing the rights to completed animated films from foreign production companies, he will also purchase rights to animated series. He will then, just like the films, re-edit the content, write new scripts with new jokes and stories, and hire celebrities to voice the characters and promote the series through their social media channels. The company plans to start with the “Adventures of Bunny Bravo” animated series. SuperdopteTV currently owns two hours of content of this series that can be split into 24 five-minute clips. The primary audience for the animated short clips is younger kids, but the content will be unique in tone as the company strives to create intelligent entertainment for children that never condescends. SuperdopeTV also plans to be a more punk and self-aware version of Nickelodeon, in the vein of “Rick and Morty” but without the adult references and language. Since the company plans on acquiring the content from overseas, the animation will already be complete and will only require re-editing, new sound design, music, and celebrities to voice the characters.

In addition to the “Adventures of Bunny Bravo” animated series described above, SuperdopeTV owns the rights to reversion the “Adventures of Bunny Bravo” movie sequel and to reversion the Taiwanese animated adventure film involving frogs with the working title “Frogville.”

Celebrities

While its competitors might be interested in actors like Brad Pitt and Meryl Streep or award shows like the Oscars, SuperdopeTV plans to feature kid-friendly names, like Logan Paul and Lil Yachty, and games, like Minecraft, in news stories, sketches, and other short-form content. An example of a segment the company plans to produce is the "Kid Celeb Reporter," where it will send a kid to interview his or her favorite celebrity. The interviewer will be wearing an earpiece to allow the comedy writers to feed him or her surprising and attention-grabbing questions for the celebrity guests.

SuperdopeTV also plans to feature user-created content by partnering with celebrities. It will work with popular YouTube influencers, making them exclusive creators under the SuperdopeTV brand. The company also plans to add beauty vloggers, do-it-yourselfers, Minecrafters, gamers, pranksters, or any other type of YouTuber to the SuperdopeTV brand.

Kid and Teen Versions of Established Shows

A portion of SuperdopeTV's content will be tributes to popular television shows. Shows like "The Twilight Zone," "Mythbusters," "Lip Sync Battle," and "SNL," will be re-envisioned for kids by using popular teen influencers mixed with SuperdopeTV's unique voice of comedy. Because episodes are condensed to approximately five minutes, the production costs will be minimal. A flexible budget will allow SuperdopeTV to explore a large number of ideas for shows and expand on what is most popular. While silliness has its place in children's television, it's important to SuperdopeTV to maintain a high standard of entertainment by making the story structure and writing as engaging and interesting as possible.

Brand-sponsored Content

Branded content is when a third party, like Coca-Cola or American Express, pays for the production costs as well as an additional fee to a company, like SuperdopeTV, in exchange for entertaining content specific to their product. Leveraging Mychal Simka's network of relationships, SuperdopeTV believes that it will have access to third-party brands and companies that want to promote their services and products through SuperdopeTV's content.

Music

SuperdopeTV plans to incorporate several types of music videos, such as parodies, partnerships with upcoming artists, musical sketches, and new original songs. The company's partner Bart Baker, the parody king of YouTube with over 9 million subscribers, will help create parodies of popular music videos. Bart has several billion views on his YouTube channel, and it is estimated he has made millions of dollars from online promotions and advertising. SuperdopeTV will also work with aspiring young music artists to create exciting and funny video clips of their songs, latching on to their already established social following. Artists such as Lil Yachty have a fun and colorful style, making them perfect to repurpose their own brand in collaboration with SuperdopeTV to create kid-friendly content.

Artists that Mychal Simka has worked with in the past include Ariana Grande, Hilary Duff, Leon Thomas (star of "Victorious" who won a Grammy for his work with Babyface and produced Ariana Grande's first hit album), Michael Corcoran (songwriter for "iCarly," "Drake & Josh," and "Victorious" theme songs), Miranda Cosgrove, Smash Mouth, Jesse McCartney, Dallas Lovato, and Drake Bell.

Marketing and Licensing Contracts

Aside from being a content creation company, SuperdopeTV is also a brand and marketing vehicle. SuperdopeTV is positioned to market the release of feature films and will do so for a flat fee and/or percentage of revenue. As of today, SuperdopeTV has two such contracts to promote the release of feature films. The first is the pair of animated feature films "Adventures of Bunny Bravo" and "Un Conejo de Huevos." The second is "Stan," a fully financed live-action teen horror film set in the world of social media that is scheduled for production in Q1 2018 and features many well-known digital influencers. Each of the contracts has a term of six months following the launch date, which is defined as the date that SuperdopeTV and the company that owns the rights to "Adventures of Bunny Bravo," "Un Coneho de Huevos" or "Stan," respectively, agree upon a marketing plan for the respective picture unless earlier terminated by either party upon 60 days' notice. From and after the launch date, the client company must pay SuperdopeTV under the marketing contract a fee of $10,000 per month per picture.

SuperdopeTV also owns the rights to the sequel to "Adventures of Bunny Bravo" and "Un Conejo de Huevos" as well as an additional re-versioned animated feature film called "Frogville," and 12 episodes of an 11-minute Bunny Bravo animated series. These animated pictures and series will be produced and marketed under the umbrella of the SuperdopeTV brand. As the brand grows, the opportunity should present itself for SuperdopeTV to market and promote the release of feature films produced by third parties as well, which would also be done on a fee and/or percentage of revenue basis.

Our Industry

According to Nielsen's 2017 Total Audience report, Generation Z (born from 1999-2015) now makes up 26% of the U.S. population, making them a larger population group than Baby Boomers (24%) or Millennials (22%). Because Generation Z makes up such a large portion of the population, it has become increasingly important for marketers and producers to pay close attention to their viewing habits. Online interactive media is starting to become the natural successor to television channels like Disney as this population group shifts its attention toward YouTube influencers. YouTube attracts 30 million visitors each day, and these visitors, in total, watch almost 5 billion videos

every day. In addition, 71% of teens' typical entertainment consumption is streaming, with smartphones being the most popular device used for streaming. The advertising and entertainment industries have begun to capitalize on the shift toward digital streaming, which has created a lucrative market.


71%
Of teens' typical entertainment consumption is streaming
79%
Of teens have a YouTube account, more than any other social media platform
34%
Smartphones
26%
Computers
GEN Z USES SMARTPHONES TO STREAM VIDEO more than any other device including computers, TVs, and other items.
24%
TVs
10%
Tablets
6%
Other

Source: TechCrunch

Multi-channel Network or MCNs

In today's world, trends change quickly, and multi-channel networks offer audiences a curated viewing experience while still allowing them to choose the individual content they want to see at any given time. The concept of a multi-channel network (MCN) is that one large online channel, primarily on YouTube, oversees other smaller channels to form a coherent branded experience similar to a traditional television network. It is a direct evolution of cable TV channels for kids, like Nickelodeon, which have smaller programs and channels under an umbrella network. The multi-channel network structure allows for massive amounts of content from influencer collaborations, which can be promoted or discarded as audience tastes require. In fact, 92% of consumers trust online influencers more than a traditional celebrity endorsement or advertisement.

The rise of digital video has driven the growth of MCNs, which are quickly building a business on top of YouTube's massive user base. These networks aggregate thousands of YouTube channels and manage talent while creating original content. MCNs provide content primarily in short-form video rather than longer formats found in conventional TV programs. In addition, the tone, voice, and production all emphasize an authenticity that is designed to attract Millennial and Gen Z viewers. Over the last two years, advertisers have increased investments in their brand's digital video advertising by 67%, with advertisers expecting to spend $9.4 million annually on average on their brand's digital/mobile video advertising in 2017.



Average Dollar Amount Spent on Digital/Mobile Video Advertising—3 Year Trend (in millions)

Source: 2017 IAB Video Ad Spend Study

Increased spending on video advertisements represents another driver for the growth of content creators and MCNs. In a study done by the Interactive Advertising Bureau dated April 2017, 61% of respondents stated that their firm would be increasing spending on online video advertisements over the next twelve months. In 2016, eMarketer estimated that digital video ad spending will continue to grow at double-digit rates each year until 2020, reaching $16.69 billion in spending by 2020. In contrast, the market research company estimates that TV ad spending will grow at a much slower rate ranging from 2.0% to 2.5%.

The creation of MCNs has also attracted considerable attention from larger media companies. In 2014, Scripps Networks (the parent of the Food Network) led a $25 million funding round in MCN Tastemade, and Disney acquired MCN Maker Studios in 2014 for $675 million. In addition, Chernin's Otter Media bought a majority stake in Fullscreen for between $200 million to $300 million. One of the trends driving merger and acquisition activity in the MCN space is the growing number of audiences in global markets. Growth in media consumption in emerging markets is primarily done through mobile devices, and MCNs can reach these audiences without the high infrastructure costs that traditional pay television requires. In addition, because more ad dollars are being allocated towards digital platforms, traditional media companies need to ensure that they have digital content to attract those advertising dollars. MCNs have, therefore, become attractive acquisition targets for mainstream media companies looking to capture more digital video viewers and increase content output.

Competition

AwesomenessTV: The MCN AwesomenessTV began as a YouTube channel targeting teenagers and preteens. Less than one year after the company was established, AwesomenessTV was acquired by DreamWorks Animation in 2013 for $33 million in cash plus potential bonuses that could value the total deal at up to $117 million. As the company continued to grow, Hearst paid $81.25 million in 2014 for a 25% stake, valuing the company at $325 million. In 2016, Verizon bought a 24.5% stake for $159 million valuing the company at approximately $650 million. AwesomenessTV continues to create original web series, television shows, and theatrical films across all platforms and has generated over 16 billion lifetime video views, with over 170 million subscribers as of April 2016.

Maker Studios: Maker Studios is an American MCN which aggregates YouTube talent and seeks to monetize content creation on YouTube. The company does this by providing production and sales assistance to successful channels such as "Timothy DeLaGhetto" and "Epic Rap Battles of History." The channel also has significant international audiences, with 70% of its monthly views in 2015 coming from outside the U.S. In 2014, Maker Studios was acquired by Disney for $675 million. In 2017, Disney folded Maker Studios into its consumer products and interactive media division. As of February 2017, Maker Studios attracted more than 10 billion views per month and, according to Disney, generates several hundred million dollars of revenue each year.

Fullscreen: Fullscreen is a global MCN which offers tools, services, and consultation to YouTube content creators. In September 2014, Otter Media, the joint venture between Chernin Group and AT&T, purchased a big stake in Fullscreen worth an estimated $200 million to $300 million. As of May 2016, the network had over 70,000 YouTubers and social media influencers. Videos in the Fullscreen network attracted more than 5 billion views per month and had reached a combined total of 600 million subscribers across platforms as of March 2016. In April 2016, Fullscreen expanded its services beyond that of a traditional YouTube MCN network by launching its own subscription streaming service for $5 per month.

Big Frame: Big Frame was founded in 2011 as a MCN on YouTube. The network provided full-service talent management and influencer marketing services for both digital and traditional creators. In April 2014, Big Frame was acquired by AwesomenessTV for $15 million. At the time of acquisition, Big Frame had reached 39 million subscribers, bringing the combined reach of Big Frame and AwesomenessTV to 80 million subscribers and nearly one billion views every month.

Studio 71: Studio 71 was founded in 2011 as Collective Digital Studio. Studio 71 provides services to content creators including channel management, social promotion, branded content, and production services. In essence, the company helps famous content providers manage and create content to grow even larger. In July 2015, German broadcaster ProSieben purchased a controlling interest in Collective Digital Studio and merged the MCN with its existing Studio 71 MCN. ProSieben has invested $83 million in the merged entity, reportedly valuing Collective Studio 71 at $240 million. The name of this entity has since been changed from Collective Studio 71 to just Studio 71. As of July 2017, Studio 71 represented 1,300 creators worldwide with over 7 billion monthly views.

Customer Base

Our customers are individual consumers of our content as well as advertisers eager to connect with such consumers.

Intellectual Property

The Company does not yet have any trademarks but is in the process of filing a trademark application for the name SuperdopeTV. The Company owns the domain SuperdopeTV.net.

On October 4, 2017, the Company entered into a license assignment agreement (the "Bravo Bunny License Assignment") with Simka Animation, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. The Bravo Bunny License Assignment assigned to the Company the licensing of all media rights to the Brave Rabbit 2 and the Brave Rabbit TV Series in the United States, Canada and United Kingdom territories. The Company has all media rights on an exclusive basis, including, but not limited to, theatrical, TV, home video, on demand, digital and internet to the animated picture Brave Rabbit 2 and the animated Brave Rabbit TV Series, which consists of 12 episodes.

On October 4, 2017, the Company entered into a license assignment agreement (the "Frogville License Assignment") with API Media Group, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. The Frogville License Assignment assigned to the Company all of API Media Group's rights, benefits, duties and obligations to repurpose an animated motion picture with the current title "Frogville".

Governmental/Regulatory Approval and Compliance

We are not subject to any material governmental regulations.

Litigation

None

Other

The Company's principal address is 11021 Ventura Blvd., #362, Studio City, CA 91604

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$39,900
Estimated Attorney Fees	4.80%	$2,400	4.80%	$27,360
Estimated Accountant/Auditor Fees	2.00%	$1,000	2.00%	$11,400
General Marketing	50.00%	$25,000	50.00%	$285,000
Production Costs	36.20%	$18,100	36.20%	$206,340
Total	**100.00%**	**$50,000**	**100.00%**	**$570,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If using the proceeds as listed above is no longer a viable business strategy, then the Company will change the use of proceeds at the sole discretion of its board.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mychal Simka

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, Treasurer and Director, September 11, 2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Simka Entertainment, 2012 - present

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mychal Simka

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, Treasurer and Director, September 11, 2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Simka Entertainment, 2012 - present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,400,000
Voting Rights	Yes
Anti-Dilution Rights	No
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company does not have any indebtedness for borrowed money.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,400,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company has four owners each of whom own common stock. Three owners own 200,000 shares of common stock each (or 4.55% each) of the company and one owner owns 3,800,000 shares of common stock (or 86.36%) of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated based on voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mychal Simka	86.36%

Following the Offering, the Purchasers will own 1.12% of the Company if the Minimum Amount is raised and 11.47% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: legal and accounting fees, marketing costs, production costs, and other costs related to this offering. We do not anticipate generating revenue until later this year or in 2018.

During the first 12 months offering proceeds will be used to create original live action as well as animated content for the SupderdopeTV multi-channel network which should increase audience awareness and our ability to work with larger companies to create branded content for them on a paid basis. SuperdopeTV's engagement and awareness should attract influencers to create content for the SuperdopeTV MCN, again increasing our ability to monetize SuperdopeTV. Some of what is created for the SuperdopeTV MCN will be sketches, parodies and other comedy content which will be later repurposed for a half hour sketch comedy show for television, which we aim to sell to a major television channel or larger online television platform like Hulu. Another portion of content on the SuperdopeTV MCN will be episodic short TV series for kids, e.g. something like a kids' version of "The View" or "Lost" which can then be extended, repurposed, and sold to mainstream television. Additionally, YouTube advertising, sales and downloads of original music created for our shows and parodies, as well as merchandise are revenue sources which we plan to exploit during the first 12 months.

Liquidity and Capital Resources

We plan to use the offering proceeds to purchase multiple animated series from foreign production companies in the same way Mychal Simka did for his animated feature films in the past. We will then use a portion of the funds to re-script and produce English versions of the animated series, hiring celebrities and actors to voice the characters. For our live action content, we will use a portion of the funds on development (writers, production design), a portion on below the line production such as director, DP etc. and a portion on celebrities and actors to star in the segments. We will also use part of the proceeds solely on marketing which includes promotional merchandise, building social media engagement, attending live events such as Vidcon to represent our platform, etc. to maximize audience awareness. Finally, we plan to repurpose our content and produce additional content to create our weekly half hour sketch comedy show and sell it to a major television network and/or larger online television platform. The main goal SuperdopeTV is to create a brand similar to AwesomenessTV and to be acquired by a large corporation, just as AwesomessTV was acquired by Dreamworks Animation in a deal worth over 200 million dollars, and in order to position ourselves for such an acquisition there will be legal costs, attendance at micro-cap financial conferences etc. which would also be funded with a portion of the offering proceeds.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

On October 5, 2017, the Company entered into a profit participation agreement with Barry Katz. Pursuant to the profit participation agreement, Mr. Katz will use his best efforts to arrange a broadcast rights or similar agreement between the Company and a network for the purpose of broadcasting our proposed television series with the current title SuperdopeTV. In consideration for providing these services, the Company granted to Mr. Katz a 30% participation interest in 50% of the net profits of the series that results from a broadcast rights agreement that Mr. Katz is primarily responsible for arranging. We are obligated to pay Mr. Katz a monthly fee of $2,000 per month beginning on October 6, 2017 and continuing each month thereafter until the agreement is terminated or Mr. Katz resigns. This fee will be credited toward any profit participation that becomes due to Mr. Katz. We have the right to terminate the profit participation agreement, among other reasons, at any time after the six month anniversary of the agreement if we have not entered into a broadcast rights agreement with a network before such time.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 570,000 of Series Seed Preferred Stock for up to $570,000.00. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 11, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $570,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two sections below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised

Stock, Warrants and Other Compensation

The First Democracy VC, the Intermediary, will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, par value $0.0001 per share, of which 4,400,000 common shares will be issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, of which 50,000 preferred shares will be issued and outstanding.

Dividends

The Company is not required to pay dividends at any specific rate on the Securities; provided, howver, that if any dividend is paid on the outstanding common stock, the Securities would participate in such dividend on an as converted to common basis.

Conversion

The Securities are convertible into shares of common stock. The conversion rate is one-for-one. The Company currently does have enough common stock authorized to issue upon conversion.

No adjustments to the conversion rate may be made except for stock splits, stock combinations, recapitalizations and similar transactions. The Securities will be automatically converted into common stock upon an initial public offering of the Company or upon the written consent of the holders of a majority of the Securities.

Liquidation

If there is a deemed liquidation event (as defined in the Company's certificate of incorporation), before any payment is made to holders of common stock by reason of their ownership thereof, holders of the Securities then outstanding are entitled to receive an amount per Security equal to the greater of (a) the original issue price of the Security ($1.00) plus any dividends that were declared and remain unpaid or (b) the amount per share as would have been payable had all Securities been converted to common stock immediately prior to the deemed liquidation event.

Securities Not Callable

The Securities are not callable by the Company.

Voting and Control

The Securities vote together with the common stock on an as converted basis.

At any time when at least twenty five percent (25%) of the initially issued Securities remain outstanding, the Company shall not take any of the following actions without the consent of the holders of a majority of the Securities:

- alter or change the rights, powers or privileges of the Securities set forth in the certificate of incorporation of the Company, as then in effect, in a way that adversely affects the Securities;

- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with the Securities; or

- liquidate, dissolve or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval the holders of a majority of the Securities.

Notwithstanding the foregoing, the holders of the Securities have granted a proxy to Democracy VC Partners, which gives Democracy VC Partners the sole and exclusive right to vote the Securities on behalf of the purchasers of the securities both in connection with routine matters coming before the holders of the Securities for a vote and with respect to the protective provisions described in the bullet points above.

Democracy VC Partners does not have any fiduciary duty to you to vote your shares of Series Seed Preferred Stock in a manner that is in your best interests. Accordingly, Democracy VC Partners may vote its proxy in a manner that may not be in the best interests of the holders of the Series Seed Preferred Stock. For example, Democracy VC Partners may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of the Series Seed Preferred Stock to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to Democracy VC Partners, you will not have the right to vote your shares on any matters, including the protective provisions contained in our certificate of incorporation. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our Series Seed Preferred Stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The Company and the Purchasers have also entered into an Investor Rights Agreement. The Investor Rights Agreement grants to investors who purchase at least 100,000 Securities ($100,000) ("Major Investors") certain basic information rights, preemptive rights and other rights. In this agreement, Purchasers also agree to certain restrictions on the transfer of the Securities, a customary drag along right and a customary lock up provision.

Anti-Dilution Rights

The Securities do not have price based anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Father
Relationship to the Company	Stockholder
Total amount of money involved	$20.00
Benefits or compensation received by related person	Stock
Benefits or compensation received by Company	None
Description of the transaction	Stock Purchase Agreement

Material Agreements

On October 4, 2017, the Company entered into a license assignment agreement with Simka Animation, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. The Bravo Bunny License Assignment assigned to the Company the licensing of all media rights to the Brave Rabbit 2 and the Brave Rabbit TV Series in the United States, Canada and United Kingdom territories. The Company has all media rights on an exclusive basis, including, but not limited to, theatrical, TV, home video, on demand, digital and internet to the animated picture Brave Rabbit 2 and the animated Brave Rabbit TV Series, which consists of 12 episodes.

On October 4, 2017, the Company entered into a license assignment agreement with API Media Group, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. The Frogville License Assignment assigned to the Company all of API Media Group's rights, benefits, duties and obligations to repurpose an animated motion picture with the current title "Frogville".

On October 5, 2017, the Company entered into a marketing agreement with Influential Stan, LLC, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. Influential Stan is producing a motion picture with working title "Stan". Under the Stan Marketing Agreement, Influential Stan engaged the Company to provide marketing support for the picture at a monthly fee of $10,000 beginning once the parties mutually agree upon a marketing plan for Stan.

On October 5, 2017, the Company entered into a marketing agreement with Bravo Bunny, LLC, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. Under the Bravo Bunny Marketing Agreement Bravo Bunny engaged the Company to provide marketing support for two motion pictures with the working titles "Adventured of Bunny Bravo and "Un Conejo de Huevos" which are being produced by Bravo Bunny. Under the terms of the Bravo Bunny Marketing Agreement, Bravo Bunny will pay to the Company a monthly marketing fee of $20,000 ($10,000 per picture) beginning once the parties mutually agree upon a marketing plan for the two pictures.

Mychal Simka permits the Company to use the office space constituting its principal office under a verbal arrangement that can be terminated at any time. The Company does not pay for the right to use this space but that is subject to change in the future.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

The contracts described above under Material Agreements are between the Company and affiliates of Mychal Simka. Mr. Simka may favor the counterparty to such contracts over the Company because his pecuniary interest in doing so may be greater or for any other reason.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mychal Simka

(Signature)

Mychal Simka

(Name)

CEO and President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mychal Simka

(Signature)

Mychal Simka

(Name)

Director

(Title)

10/10/17

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Amended and Restated Certificate of Incorporation
Exhibit E   Investor Rights Agreement
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements



SuperdopeTV, Inc.

Financial Statements

(With Independent Accountants' Review Report Thereon)

September 26, 2017



BAUER & COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
SuperdopeTV, Inc.:

We have reviewed the accompanying financial statements of SuperdopeTV, Inc. (the "Company"), which comprise the balance sheet as of September 26, 2017, and the related statements of operations, changes in stockholders' equity and cash flows for the period from September 11, 2017 ("Inception") through September 26, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that SuperdopeTV, Inc. may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should SuperdopeTV, Inc. be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
October 6, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com


SUPERDOPETV, INC.
Balance Sheet
September 26, 2017
(Unaudited)


Assets

Cash and cash equivalents	$	420
Organization cost (see Note 7)		20
Total assets	$	440

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		-

Stockholders' equity

Common stock- $0.0001 par value; 100,000,000 shares authorized, 4,400,000 shares issued and outstanding		440
Preferred stock- $0.0001 par value; 10,000,000 shares authorized		-
Total stockholders' equity		440
Total liabilities and stockholders' equity	$	440

See accompanying notes to the financial statements and independent accountants' review report.

SUPERDOPETV, INC.
Statement of Operations
For the period from Inception (September 11, 2017 through September 26, 2017)
(Unaudited)

Revenues	$	-
Operating expenses		
General and administrative		20
Total operating expenses		20
Income (loss) before income taxes		(20)
Income tax expense		-
Net income (loss)	$	(20)

See accompanying notes to the financial statements and independent accountants' review report.

SUPERDOPETV, INC.

Statement of Changes in Stockholders' Equity

For the period from Inception (September 11, 2017 through September 26, 2017)

	Common Stock		Preferred Stock		Retained	
	Shares	Amount	Shares	Amount	Earnings	Total
Balance at September 11, 2017 (unaudited)	- $	-	- $	- $	- $	-
Issuance of common stock	4,200,000	420	-	-		420
Issuance of common stock for service (see Note 7)	200,000	20	-	-		20
Net income (loss)	-	-	-	-		-
Balance at September 26, 2017 (unaudited)	4,400,000 $	440	- $	- $	- $	440

See accompanying notes to the financial statements and independent accountants' review report.

SUPERDOPETV, INC.

Statement of Cash Flows

For the period from Inception (September 11, 2017 through September 26, 2017)

(Unaudited)

Cash flows from operating activities:	
Net income (loss)	$ -
Net cash provided by (used in) operating activities	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Proceeds from issuance of common stock	420
Net cash provided by financing activities	420
Net increase in cash	420
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 420
Supplemental disclosure of cash flow information	
Income taxes paid	$ -
Interest paid	$ -
Non cash financing activities	
Issuance of common stock for service (see Note 7)	$ 20

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 - Nature of Business

SuperdopeTV, Inc. ("the Company") was incorporated under the laws of the state of Delaware on September 11, 2017.

The Company was formed for the creation of a multi-channel network for kids and teenagers, which includes live action and re-versioned animated content to be distributed online and a television series of the same name to be distributed on broadcast, cable, and online television platforms.

The Company has no operations since September 11, 2017 ("Inception") through September 26, 2017.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Revenue is recognized from advertisements sold on the network.

Note 3 - Significant Accounting Policies *(continued)*

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
Management of the Company has evaluated subsequent events through October 6, 2017, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4– Common Stock

The Company is authorized to issue 100,000,000 shares of $0.0001 par value common stock. On September 11, 2017, the Company issued 4,400,000 common shares, which were still outstanding at September 26, 2017.

The holders of the common stock are entitled to one vote for each share of common stock held of record by such holder on all matters requiring stockholder votes.

Note 5– Preferred Stock

The Company is authorized to issue 10,000,000 shares of $0.0001 par value preferred stock; there was no preferred stock issued or outstanding at September 26, 2017.

Note 6– Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7– Commitments and Contingencies

On September 22, 2017 the Company entered into an engagement agreement with Bevilacqua, PLLC ("Attorney") for corporate and securities law services. Under the agreement, the Attorney agreed to defer fees owed for services provided for the initial matter of the formation of the Company and the initial financing transaction for the Company until the date the Company raises at a minimum $150,000 or generates sufficient revenues to cover the fees. In the event the Company is unable to raise $150,000 or generate sufficient revenues the Attorney will write off the fees associated with the matter. As of September 26, 2017, the fees for the services provided by the Attorney were $5,430. In consideration for the Attorney's agreement to defer fees as described above, the Company issued to the Attorney 200,000 shares of the Company's common stock at par value. The value of common stock issuance is disclosed as organization cost on balance sheet as of September 26, 2017.

Note 8– Subsequent Events

On September 27, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $570,000 of securities to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

On October 4, 2017, the Company entered into a license assignment agreement (the "Bravo Bunny License Assignment") with Simka Animation, a company controlled by the founder and CEO of the Company and its largest shareholder. The Bravo Bunny License Assignment assigned to the Company the licensing of all media rights to the Brave Rabbit 2 and the Brave Rabbit TV Series in the United States, Canada and United Kingdom territories. The Company has all media rights on an exclusive basis, including, but not limited to, theatrical, TV, home video, on demand, digital and internet to the animated picture Brave Rabbit 2 and the animated Brave Rabbit TV Series, which consists of 12 episodes.

Note 8– Subsequent Events (continued)

On October 4, 2017, the Company entered into a license assignment agreement (the "Frogville License Assignment") with API Media Group, a company controlled by the founder and CEO of the Company and its largest shareholder. The Frogville License Assignment assigned to the Company all of API Media Group's rights, benefits, duties and obligations to repurpose an animated motion picture with the current title "Frogville".

On October 5, 2017, the Company entered into a marketing agreement (the "Stan Marketing Agreement") with Influential Stan, LLC, a company controlled by the founder and CEO of the Company and its largest shareholder. Influential Stan is producing a motion picture with working title "Stan". Under the Stan Marketing Agreement, Influential Stan engaged the Company to provide marketing support for the picture at a monthly fee of $10,000 beginning once the parties mutually agree upon a marketing plan for Stan.

On October 5, 2017, the Company entered into a marketing agreement (the "Bravo Bunny Marketing Agreement") with Bravo Bunny, LLC, a company controlled by the founder and CEO of the Company and its largest shareholder. Under the Bravo Bunny Marketing Agreement Bravo Bunny engaged the Company to provide marketing support for two motion pictures with the working titles "Adventures of Bunny Bravo and "Un Conejo de Huevos" which are being produced by Bravo Bunny. Under the terms of the Bravo Bunny Marketing Agreement, Bravo Bunny will pay to the Company a monthly marketing fee of $20,000 ($10,000 per picture) beginning once the parties mutually agree upon a marketing plan for the two pictures.

On October 5, 2017, the Company entered into a profit participation agreement with Barry Katz ("Mr. Katz"). Pursuant to the profit participation agreement, Mr. Katz will provide services to secure broadcast rights or similar agreement between the Company and a network for the purpose of broadcasting the Company's proposed television series with the current title SuperdopeTV. In consideration for providing these services, the Company granted Mr. Katz a 30% participation interest in 50% of the net profits of the series resulting from the broadcast rights agreement that Mr. Katz is primarily responsible for arranging. The Company will provide an advance of $2,000 per month on the profit sharing agreement to Mr. Katz beginning on October 6, 2017 and continuing each month thereafter until the agreement is terminated or upon Mr. Katz resignation.

EXHIBIT B
Company Summary



Company: SuperDopeTV, Inc.

Market: Television

Product: "SuperdopeTV", a multi-channel network geared towards kids and teens

Company Highlights

- From the producer of the "Adventures of Bunny Bravo" animated film comes a new multi-channel network focused on creating intelligent entertainment for kids
- Partner Barry Katz has extensive experience in the television industry, having been Executive Producer on over 30 specials, documentaries, reality shows, and scripted series[i]
- Producer Mychal Simka successfully raised the maximum goal of $500,000 in his last crowdfunding campaign for the film "Adventures of Bunny Bravo" and has produced over a dozen animated films for the home entertainment market in cooperation with Lionsgate and partner Grindstone Entertainment

PERKS

You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated. Shipping, where applicable, is included for domestic and international addresses.

$100: Digital copy of the first season with behind-the-scenes footage

$250: SuperdopeTV t-shirt

$500: SuperdopeTV socks and baseball cap and social media follow from Mychal Simka

$1,000: Social media follows by one of the show's stars and an autographed poster

$2,500: Visit to a taping, backstage pass (x2), and event gift package

$5,000: Visit to a taping, backstage pass (x4), and one hour of entertainment career coaching with Mychal Simka or Barry Katz

$8,000: Voice feature in an animated episode

$12,000: Feature in a live sketch

$15,000: Associate Producer credit and lunch with Mychal Simka or Barry Katz

$25,000: Co-Producer credit, advise at story development meetings, and lunch with Mychal Simka or Barry Katz

$50,000: Executive Producer credit, advise at casting and business strategy meetings, VIP dinner with Mychal Simka and the show's stars

Opportunity

SuperdopeTV is a sketch comedy show built for online and traditional television platforms as well as a multi-channel network of the same name. Similar to influential pop culture studios such as AwesomenessTV and Maker Studios, SuperdopeTV will create content for the preteen and teen demographic, but with a unique twist. As Generation Z gravitates toward YouTube influencers instead of traditional film or television stars, online interactive media is becoming the natural successor to television channels like Nickelodeon and Disney. SuperdopeTV believes that this online terrain presents a significant opportunity for the family entertainment industry.

Mychal Simka has built each of his animated films with a tight-knit group of creatives and will use the same model for SuperdopeTV. Mychal and his team are already creating a network of writers and actors and are incorporating stars from popular social media platforms as well as the trusted names from traditional media like "Saturday Night Live," "MADtv," Disney, and Nickelodeon. The goal of SuperdopeTV is to create relatable content for Generation Z that doesn't condescend but provides intelligent, high-quality entertainment formatted to kid-specific interests. In addition to its online programming, SuperdopeTV plans to create a weekly half-hour series for traditional television.

Superdope Sketch Comedy Show

SuperdopeTV plans to create live-action comedy sketches that will allow fans to not only hear their favorite actors in cartoon form but also see them perform. SuperdopeTV will include one-off segments in the classic style such as fake commercials, public service announcements, and SNL-style sketches. These one-off segments will provide continuity for each episode of the half-hour show, raise the energy level, and keep the audience engaged. This type of content is the core of former sketch comedy shows like "MADtv," "The Amanda Show," "All That," "In Living Color," and other popular episodic TV series. To elevate its online content into a show ready for television, SuperdopeTV plans to adopt the late-night show format by recording each episode in front of a live studio audience, complete with a monologue from a celebrity guest host and a musical performance.

The Content

SuperdopeTV's content will consist of five main segments: 1) animated series, 2) celebrities, 3) kids and teen versions of established shows, 4) promos and brand sponsored content, and 5) music.

Animated Series

A large portion of the content on SuperdopeTV will be fresh, never-before-seen animated series that the team has acquired or plans to acquire. Just like the 14 animated films Mychal has produced by purchasing the rights to completed animated films from foreign production companies, he will also purchase rights to animated series. He will then, just like the films, re-edit the content, write new scripts with new jokes and stories, and hire celebrities to voice the characters and promote the series through their social media channels. The company plans to start with the "Adventures of Bunny Bravo" animated series, of which SuperdopteTV currently owns two hours of content that can be split into 24 five-minute clips. The primary audience for the animated short clips is younger kids, but the content will be unique in tone as the company strives to create intelligent entertainment for children that never condescends. SuperdopeTV also plans to be a more punk and self-aware version of Nickelodeon, in the vein of "Rick and Morty" but without the adult references and language. Since the company plans on acquiring the content from overseas, the animation will already be complete and will only require re-editing, new sound design, music, and celebrities to voice the characters.

In addition to the "Adventures of Bunny Bravo" animated series described above, SuperdopeTV owns the rights to reversion the "Adventures of Bunny Bravo" sequel and to reversion the Taiwanese animated adventure film involving frogs with the working title "Frogville."



Miranda Cosgrove in "A Mouse Tale"

Celebrities

While its competitors might be interested in actors like Brad Pitt and Meryl Streep or award shows like the Oscars, SuperdopeTV plans to feature kid-friendly names, like Logan Paul and Lil Yachty, and games, like Minecraft, in news stories, sketches, and other short-form content. An example of a segment the company plans to produce is the "Kid Celeb Reporter," where it will send a kid to interview his or her favorite celebrity. The interviewer will be wearing an earpiece to allow the comedy writers to feed him or her surprising and attention-grabbing questions for the celebrity guests.

SuperdopeTV also plans to feature user-created content by partnering with celebrities. It will work with popular YouTube influencers, making them exclusive creators under the SuperdopeTV brand. The company also plans to add beauty vloggers, do-it-yourselfers, Minecrafters, gamers, pranksters, or any other type of YouTuber to the SuperdopeTV brand.



From left to right: Bella Thorne, Garrett Clayton, Kat McNamara

Kid and Teen Versions of Established Shows

A portion of SuperdopeTV's content will be tributes to popular television shows. Shows like "The Twilight Zone," "Mythbusters," "Lip Sync Battle," and "SNL," will be re-envisioned for kids by using popular teen influencers mixed with SuperdopeTV's unique voice of comedy. Because episodes are condensed to approximately five minutes, the production costs will be minimal. A flexible budget will allow SuperdopeTV to explore a large number of ideas for shows and expand on what is most popular. While silliness has its place in children's television, it's important to SuperdopeTV to maintain a high standard of entertainment by making the story structure and writing as engaging and interesting as possible.


Drake Bell

Brand-sponsored Content

Branded content is when a third party, like Coca-Cola or American Express, pays for the production costs as well as an additional fee to a company, like SuperdopeTV, in exchange for entertaining content specific to their product. Leveraging Mychal Simka's network of relationships, SuperdopeTV believes that it will have access to third-party brands and companies that want to promote their services and products through SuperdopeTV's content.

Music

SuperdopeTV plans to incorporate several types of music videos, such as parodies, partnerships with upcoming artists, musical sketches, and new original songs. The company's partner Bart Baker, the parody king of YouTube with over 9 million subscribers, will help create parodies of popular music videos. Bart has several billion views on his YouTube channel, and it is estimated he has made millions of dollars from online promotions and advertising.[ii] SuperdopeTV will also work with aspiring young music artists to create exciting and funny video clips of their songs, latching on to their already established social following. Artists such as Lil Yachty have a fun and colorful style, making them perfect to repurpose their own brand in collaboration with SuperdopeTV to create kid-friendly content.



Ariana Grande and Hilary Duff

Artists that Mychal has worked with in the past include Ariana Grande, Hilary Duff, Leon Thomas (star of "Victorious" who won a Grammy for his work with Babyface and produced Ariana Grande's first hit album), Michael Corcoran (songwriter for "iCarly," "Drake & Josh," and "Victorious" theme songs), Miranda Cosgrove, Smash Mouth, Jesse McCartney, Dallas Lovato, and Drake Bell.

EXECUTIVE TEAM



Mychal Simka, Producer: Mychal Simka grew up in Anaheim, California, where he was greatly inspired by Walt Disney. As an adult, he has come to work in the animation industry Disney pioneered. Mychal is the writer, director, and producer of "re-versioned" animated features, meaning he takes movies produced abroad in non-English languages and adapts them for American audiences primarily through editing and rewriting dialog. In the past, Mychal produced three to four feature-length animated films for the home entertainment market annually in cooperation with Lionsgate and partner Grindstone Entertainment. His production company, Simka Entertainment, provided the scripts, celebrity voice talent, original songs, and music score. He wrote, produced, and directed the company's last four animated films and currently has one animated film in post-production. Fluent in five languages, Mychal has worked with clients and partners around the world, casting films for producers such as Lars von Trier and consulting for special functions like film festivals and private events. He recently also acquired a state-of-the-art music recording facility and has started producing original songs with the actors of his films. His last Regulation Crowdfunding campaign through First Democracy VC raised the maximum goal of $500,000 for the films "Adventures of Bunny Bravo" and "Un Conejo de Huevos," which are scheduled for release in 2018.



Barry Katz, Partner: Barry Katz has been involved in the careers of some of the most extraordinary comedy artists in the business, including Dave Chappelle, Jay Mohr, Anthony Clark, Dane Cook, Tracy Morgan, Darrell Hammond, Whitney Cummings, and Louie C.K. In the television world, he has executive produced over 30 specials, documentaries, reality shows, and scripted series, while creating two television shows of his own (ABC's "The Next Best Thing" and NESN'S "Comedy All-Stars").[iii] Shows he has executive produced include NBC'S "Whitney," Fox's "Action," HBO's "Tourgasm," Showtime's "Brad Williams: Fun Size" and "Daddy Issues," History Channel's "Houdini: Unlocking the Mystery," Comedy Central's "Christopher Titus: Neverlution," TBS's "Frank TV," the syndicated Fox sitcom "Mr. Box Office," and seven seasons of the Emmy-nominated NBC series "Last Comic Standing." Katz first joined the film business when he helped Dave Chappelle and Neal Brennan (who eventually went on to create "Chappelle's Show") sell "Half Baked" to Universal Studios in 1997. He then went on to produce several films, including "Employee of the Month" (starring Jessica Simpson), "Good Luck Chuck" (starring Jessica Alba), and "My Best Friend's Girl" (starring Kate Hudson and Alec Baldwin). Katz also produced multiple comedy albums, including all of Dane Cook's library, which have gone gold, platinum, and double platinum.[iv] Katz' newest venture, "Industry Standard," is a weekly inspirational podcast that gives listeners an insider's look at Hollywood, featuring a behind-the-scenes look at A-list players who candidly reveal the risky decisions they made that led to groundbreaking television, radio, music, internet, and film content.

USE OF PROCEEDS AND BUSINESS MODEL

Use of Proceeds

SuperdopeTV plans to use most the proceeds from this raise on general marketing and production. If the minimum amount of $50,000 is raised, $25,000 will be spent on marketing and $18,100 will be spent on production. If the maximum amount of $570,000 is raised, $285,000 will be spent on marketing, and $206,340 will be spent on production. The Company has the discretion to alter the use of proceeds as it deems necessary.



Business Model

SuperdopeTV plans to generate revenue from the following three segments:

1) **Sale of the half-hour TV series to a traditional TV network:** SuperdopeTV's main goal is to package its most popular online content into eight episodes in order to sell it to a major television network. Partner Barry Katz will then shop the complete series around to all the major networks.

2) **Advertising and branded content:** Although the initial content will need to be created in-house in order to establish SuperdopeTV's unique voice in the family entertainment market, the company plans to expand by signing digital influencers as exclusive content creators who will write and produce content largely on their own but be guided by the company's writing staff. The sales staff will work to bring in brand sponsorships for such creators, thus making their content more profitable while bringing in additional revenue for SuperdopeTV and expanding the amount of content offered to audiences.

3) **Eventual sale of the multi-channel platform:** While the primary goal of SuperdopeTV is to sell a television series to a major network or content provider, the end goal is to sell the entire multi-channel platform.

As SuperdopeTV continues to grow, there will be additional revenue opportunities in the way of merchandise, music sales, and turning individual portions of its content into longer form versions for traditional television and even feature films.

Marketing and Licensing Contracts

Aside from being a content creation company, SuperdopeTV is also a brand and marketing vehicle. SuperdopeTV is positioned to market the release of feature films and will do so for a flat fee and/or percentage of revenue. As of today, SuperdopeTV has two such contracts to promote the release of feature films. The first is the pair of animated feature films "Adventures of Bunny Bravo" and "Un Conejo de Huevos." The second is "Stan," a fully financed live-action teen horror film set in the world of social media that is scheduled for production in Q1 2018 and features many well-known digital influencers.

SuperdopeTV also owns the rights to the sequel to "Adventures of Bunny Bravo" and "Un Conejo de Huevos" as well as an additional re-versioned animated feature film called "Frogville," and 12 episodes of an 11-minute Bunny Bravo animated series. These animated pictures and series will be produced and marketed under the umbrella of the SuperdopeTV brand. As the brand grows, the opportunity should present itself for SuperdopeTV to market and promote the release of feature films produced by third parties as well, which would also be done on a fee and/or percentage of revenue basis.

INDUSTRY AND MARKET ANALYSIS

Industry Analysis

According to Nielsen's 2017 Total Audience report, Generation Z (born from 1999-2015) now makes up 26% of the U.S. population, making them a larger population group than Baby Boomers (24%) or Millennials (22%).[v] Because Generation Z makes up such a large portion of the population, it has become increasingly important for marketers and producers to pay close attention to their viewing habits. Online interactive media is starting to become the natural successor to television channels like Disney as this population group shifts its attention toward YouTube influencers. YouTube attracts 30 million visitors each day, and these visitors, in total, watch almost 5 billion videos every day.[vi] In addition, 71% of teens' typical entertainment consumption is streaming,

with smartphones being the most popular device used for streaming.[vii] The advertising and entertainment industries have begun to capitalize on the shift toward digital streaming, which has created a lucrative market.[viii]


71%
Of teens' typical entertainment consumption is streaming
79%
Of teens have a YouTube account, more than any other social media platform
34%
Smartphones
26%
Computers
GEN Z USES SMARTPHONES TO STREAM VIDEO more than any other device including computers, TVs, and other items.
24%
TVs
10%
Tablets
6%
Other

Source: TechCrunch

Multi-channel Network or MCNs

In today's world, trends change quickly, and multi-channel networks offer audiences a curated viewing experience while still allowing them to choose the individual content they want to see at any given time. The concept of a multi-channel network (MCN) is that one large online channel, primarily on YouTube, oversees other smaller channels to form a coherent branded experience similar to a traditional television network. It is a direct evolution of cable TV channels for kids, like Nickelodeon, which have smaller programs and channels under an umbrella network. The multi-channel network structure allows for massive amounts of content from influencer collaborations, which can be promoted or discarded as audience tastes require. In fact, 92% of consumers trust online influencers more than a traditional celebrity endorsement or advertisement.[ix]

The rise of digital video has driven the growth of MCNs, which are quickly building a business on top of YouTube's massive user base. These networks aggregate thousands of YouTube channels and manage talent while creating original content. MCNs provide content primarily in short-form video rather than longer formats found in conventional TV programs. In addition, the tone, voice, and production all emphasize an authenticity that is designed to attract Millennial and Gen Z viewers.[x] Over the last two years, advertisers have increased investments in their brand's digital video advertising by 67%, with advertisers expecting to spend $9.4 million annually on average on their brand's digital/mobile video advertising in 2017.[xi]



Average Dollar Amount Spent on Digital/Mobile Video Advertising—3 Year Trend (in millions)

Source: 2017 IAB Video Ad Spend Study

Increased spending on video advertisements represents another driver for the growth of content creators and MCNs. In a study done by the Interactive Advertising Bureau dated April 2017, 61% of respondents stated that their firm would be increasing spending on online video advertisements over the next twelve months.[xii] In 2016, eMarketer estimated that digital video ad spending will continue to grow at double-digit rates each year until 2020, reaching $16.69 billion in spending by 2020. In contrast, the market research company estimates that TV ad spending will grow at a much slower rate ranging from 2.0% to 2.5%.[xiii]

The creation of MCNs has also attracted considerable attention from larger media companies. In 2014, Scripps Networks (the parent of the Food Network) led a $25 million funding round in MCN Tastemade[xiv], and Disney acquired MCN Maker Studios in 2014 for $675 million.[xv] In addition, Chernin's Otter Media bought a majority stake in Fullscreen for between $200 million to $300 million.[xvi] One of the trends driving merger and acquisition activity in the MCN space is the growing number of audiences in global markets. Growth in media consumption in emerging markets is primarily done through mobile devices, and MCNs can reach these audiences without the high infrastructure costs that traditional pay television requires. In addition, because more ad dollars are being allocated towards digital platforms, traditional media companies need to ensure that they have digital content to attract those advertising dollars. MCNs have, therefore, become attractive acquisition targets for mainstream media companies looking to capture more digital video viewers and increase content output.[xvii]

COMPARABLES

AwesomenessTV: The MCN AwesomenessTV began as a YouTube channel targeting teenagers and preteens. Less than one year after the company was established, AwesomenessTV was acquired by DreamWorks Animation in 2013 for $33 million in cash plus potential bonuses that could value the total deal at up to $117 million.[xviii] As the company continued to grow, Hearst paid $81.25 million in 2014 for a 25% stake, valuing the company at $325 million.[xix] In 2016, Verizon bought a 24.5% stake for $159 million valuing the company at approximately $650 million.[xx] AwesomenessTV continues to create original web series, television shows, and theatrical films across all platforms and has generated over 16 billion lifetime video views, with over 170 million subscribers as of April 2016.[xxi]

Maker Studios: Maker Studios is an American MCN which aggregates YouTube talent and seeks to monetize content creation on YouTube. The company does this by providing production and sales assistance to successful channels such as "Timothy DeLaGhetto" and "Epic Rap Battles of History." The channel also has significant international audiences, with 70% of its monthly views in 2015 coming from outside the U.S.[xxii] In 2014, Maker Studios was acquired by Disney for $675 million.[xxiii] In 2017, Disney folded Maker Studios into its consumer products and interactive media division. As of February 2017, Maker Studios attracted more than 10 billion views per month and, according to Disney, generates several hundred million dollars of revenue each year.[xxiv]

Fullscreen: Fullscreen is a global MCN which offers tools, services, and consultation to YouTube content creators. In September 2014, Otter Media, the joint venture between Chernin Group and AT&T, purchased a big stake in Fullscreen worth an estimated $200 million to $300 million.[xxv] As of May 2016, the network had over 70,000 YouTubers and social media influencers.[xxvi] Videos in the Fullscreen network attracted more than 5 billion views per month and had reached a combined total of 600 million subscribers across platforms as of March 2016.[xxvii] In April 2016, Fullscreen expanded its services beyond that of a traditional YouTube MCN network by launching its own subscription streaming service for $5 per month.[xxviii]

Big Frame: Big Frame was founded in 2011 as a MCN on YouTube. The network provided full-service talent management and influencer marketing services for both digital and traditional creators. In April 2014, Big Frame was acquired by AwesomenessTV for $15 million. At the time of acquisition, Big Frame had reached 39 million subscribers, bringing the combined reach of Big Frame and AwesomenessTV to 80 million subscribers and nearly one billion views every month.[xxix]

Studio 71: Studio 71 was founded in 2011 as Collective Digital Studio. Studio 71 provides services to content creators including channel management, social promotion, branded content, and production services. In essence, the company helps famous content providers manage and create content to grow even larger. In July 2015, German broadcaster ProSieben purchased a controlling interest in Collective Digital Studio and merged the MCN with its existing Studio 71 MCN. ProSieben has invested $83 million in the merged entity, reportedly valuing Collective Studio 71 at $240 million.[xxx] The name of this entity has since been changed from Collective Studio 71 to just Studio 71. As of July 2017, Studio 71 represented 1,300 creators worldwide with over 7 billion monthly views.[xxxi]

INVESTMENT TERMS

Security Type: Series Seed Preferred Stock
Round Size: Min: $50,000 Max: $570,000
Price per Share: $1.00
Pre-money Valuation: $4,400,000
Liquidation Preference: Higher of original issue price or the amount per share that would be payable if the Securities converted prior to the liquidation event.
Conversion Provisions: 1 to 1 conversion at the option of the holder with mandatory conversion upon IPO or upon the consent of the holders of a majority of the outstanding Securities.

i http://deadline.com/2012/01/barry-katz-relaunches-his-management-company-brings-all-clients-from-new-wave-209295/

ii http://naibuzz.com/2016/03/15/much-money-bart-baker-makes-youtube/

iii http://deadline.com/2012/01/barry-katz-relaunches-his-management-company-brings-all-clients-from-new-wave-209295/

iv http://press.cc.com/press-release/2009/06/02/060209_danecook_billboard

v http://www.nielsen.com/us/en/insights/reports/2017/the-nielsen-total-audience-report-q1-2017.html

vi https://fortunelords.com/youtube-statistics/

vii https://techcrunch.com/2017/05/01/awesomeness-is-launching-a-news-division-aimed-at-gen-z/

viii https://www.strategyand.pwc.com/media/file/The-rise-of-multichannel-networks.pdf

ix https://www.forbes.com/sites/deborahweinswig/2016/10/05/influencers-are-the-new-brands/#77f678807919

x https://www.strategyand.pwc.com/media/file/The-rise-of-multichannel-networks.pdf

xi https://www.iab.com/wp-content/uploads/2017/05/2017-IAB-NewFronts-Video-Ad-Spend-Report.pdf

xii https://www.iab.com/wp-content/uploads/2017/05/2017-IAB-NewFronts-Video-Ad-Spend-Report.pdf

xiii https://www.emarketer.com/Article/Digital-Video-Advertising-Grow-Annual-Double-Digit-Rates/1014105

xiv https://www.recode.net/2014/6/26/11628362/tasty-funding-tastemade-raises-25-million-more-from-scripps-and-moves

xv https://www.wsj.com/articles/walt-disney-co-lays-off-about-80-from-maker-studios-1487881606

xvi https://venturebeat.com/2014/09/22/chernins-otter-media-buys-a-majority-stake-in-fullscreen-media/

xvii https://www.strategyand.pwc.com/media/file/The-rise-of-multichannel-networks.pdf

xviii http://variety.com/2013/digital/news/dreamworks-animation-buys-youtube-channel-awesomenesstv-for-33-million-1200432829/

xix http://variety.com/2014/digital/news/hearst-buys-25-stake-in-dreamworks-animations-awesomenesstv-for-81-25-million-1201377517/

xx http://variety.com/2016/digital/news/verizon-acquire-awesomenesstv-stake-1201747104/

xxi https://techcrunch.com/2016/04/06/verizon-buys-a-stake-in-awesomenesstv-to-bring-exclusive-videos-to-its-streaming-service-go90/

xxii https://digiday.com/uk/how-maker-studios-went-international/

xxiii https://www.wsj.com/articles/walt-disney-co-lays-off-about-80-from-maker-studios-1487881606

xxiv https://www.bloomberg.com/news/articles/2017-02-14/disney-said-to-reorganize-maker-studios-in-integration-push

xxv https://venturebeat.com/2014/09/22/chernins-otter-media-buys-a-majority-stake-in-fullscreen-media/

xxvi http://streamdaily.tv/2016/05/10/newfronts-fullscreen-rolls-out-a-rebrand/

xxvii https://techcrunch.com/2016/03/30/fullscreen-targets-the-youtube-generation-with-new-streaming-service-launching-in-april/

xxviii https://techcrunch.com/2016/04/29/fullscreens-new-streaming-service-aims-to-be-the-mtv-for-the-youtube-generation/

xxix http://www.hollywoodreporter.com/news/awesomenesstv-buy-youtube-mcn-big-692945

xxx http://variety.com/2015/digital/global/prosieben-collective-digital-studio-acquisition-1201535844/

xxxi http://www.tubefilter.com/2017/07/31/studio71-uk-creator-studio-executive-appointments/

EXHIBIT C
Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
SUPERDOPETV, INC.
11021 Ventura Blvd., #362
Studio City, CA 91604

Ladies and Gentlemen:

The undersigned understands that SuperdopeTV, Inc., a corporation incorporated under the laws of Delaware (the "Company"), is offering up to 570,000 shares of Series Seed Preferred Stock (the "Securities") in a Regulation CF Offering at a price per share of $1.00 for an aggregate capital raise of up to $570,000.00. This Offering is made pursuant to the Form C, dated October 10, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on December 8, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a)   *General.*

    i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b)   *Information Concerning the Company.*

    i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

    i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) *Filing of Restated Charter.* The Company shall have filed with the Secretary of State of the State of Delaware the Amended and Restated Certificate of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C.

b) *Investor Rights Agreement.* The Company shall have countersigned the Investor Rights Agreement in the form of **Exhibit B** to this Agreement.

c) *Representations and Warranties.* The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

d) *Target Amount.* Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C and at the time of the Closing, the Company shall have received into the escrow account established with First Democracy VC and the escrow agent in cleared funds, and is accepting, subscriptions for the Securities having an aggregate investment amount of at least the target amount specified in the Form C.

8. Grant of Proxy to Democracy VC Partners LLC. The undersigned stockholder, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Securities of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 8. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the

Securities being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law and the right to consent to any actions constituting protective provisions or other veto rights in the Company's certificate of incorporation or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Stockholder and the Proxy.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Los Angeles, California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	11021 Ventura Blvd. #362 Studio City, CA 91604

	Attention: Mychal Simka
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement and the Investor Rights Agreement as of this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

SuperdopeTV, Inc.
By_____ Name: Title:

EXHIBIT A

<u>Restated Charter</u>

See Exhibit D to Form C

EXHIBIT B

Investor Rights Agreement

See Exhibit E to Form C

EXHIBIT D
Amended and Restated Certificate of Incorporation

SUPERDOPETV, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SuperdopeTV, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1.   The name of this corporation is SuperdopeTV, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 11, 2017 under the name SuperdopeTV, Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on _____, 2017.

By:_____
Mychal Simka, Chief Executive Officer

<center>**Exhibit A**</center>

<center>**SUPERDOPETV, INC.**</center>

<center>**RESTATED CERTIFICATE OF INCORPORATION**</center>

<center>**ARTICLE I: NAME.**</center>

The name of this corporation is SUPERDOPETV, INC. (the **"Corporation"**)

<center>**ARTICLE II: REGISTERED OFFICE.**</center>

The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Suite 403-B, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

<center>**ARTICLE III: PURPOSE.**</center>

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the **"DGCL"**).

<center>**ARTICLE IV: AUTHORIZED SHARES.**</center>

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) One Hundred Million (100,000,000) shares of Common Stock, $0.0001 par value per share (**"Common Stock"**), and (b) Ten Million (10,000,000) shares of Preferred Stock, $0.0001 par value per share (**"Preferred Stock"**).

As of the effective date of this Restated Certificate of Incorporation (this **"Restated Certificate"**), 3,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**."

A.   **COMMON STOCK**

1.   <u>General.</u> The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   <u>Voting.</u> The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); <u>provided</u>, <u>however</u>, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Restated Certificate or pursuant to the DGCL. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock

<center>- 1 -</center>

may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean $1.00 per share for the Series Seed Preferred Stock.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "**Requisite Holders**", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Allocation of Escrow.   In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. <u>**Voting**</u>.

2.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2 <u>Preferred Stock Protective Provisions</u>. At any time when at least twenty five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the certificate of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock;

(b) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Restated Certificate of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(c) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred

Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of

Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends.** All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5.   **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7.   **Notice of Record Date.** In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) days prior to the earlier of the record date or effective date for the event specified in such notice.

8.   **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: STOCK REPURCHASES.

In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the Corporations Code of the State of California shall not apply in all or in part with respect to such repurchases.

ARTICLE VII: BYLAW PROVISIONS.

A.   **AMENDMENT OF BYLAWS.** Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   **NUMBER OF DIRECTORS.** Subject to any additional vote required by the Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   **LIMITATION.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

EXHIBIT E
Investor Rights Agreement

<p style="text-align:center"><u>INVESTORS' RIGHTS AGREEMENT</u></p>

This Investors' Rights Agreement (this "**Agreement**") is made and entered into as of _____, 2017, by and among **SUPERDOPETV, INC.**, a Delaware corporation (the "**Company**"), the parties listed on <u>Exhibit A</u> attached hereto (the "**Investors**") and the parties listed on <u>Exhibit B</u> attached hereto (the "**Key Holders**"). Company, Investors and the Key Holders are sometimes referred to in this Agreement individually as a "**Party**" and, collectively, as the "**Parties.**"

<p style="text-align:center"><u>RECITALS</u></p>

A.   The Investors have agreed to purchase from the Company, and the Company has agreed to sell to the Investors, shares of the Company's Series Seed Preferred Stock (the "**Shares**") on the terms and conditions set forth in that certain Subscription Agreement dated of even date herewith by and among the Company and the Investors, as amended from time to time (the "**Series Seed Agreement**").

B.   It is a condition to the closing of the sale of the Shares that the Parties hereto execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Parties hereto agree as follows:

1.   <u>COVENANTS OF THE COMPANY</u>.

1.1   <u>Information Rights</u>.

(a)   <u>Basic Financial Information</u>. The Company will furnish to each Investor holding at least 100,000 shares of Preferred Stock (a "**Major Investor**") and any entity which requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b)   <u>Confidentiality</u>. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

(c)   <u>Inspection Rights</u>. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Investor.

1.2   **Additional Rights**. In the event that the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") which have (a) rights, preferences or privileges that are more favorable than the terms of the Shares, such as price based anti-dilution protection or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the Investors with respect to the Shares (with appropriate adjustment for economic terms or other contractual rights, subject to such Investor's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**"). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by Investors holding a majority of the then outstanding Shares held by all Investors, this Agreement (excluding any then-existing obligations) shall be amended and restated by and into such Next Financing Documents.

1.3   **Assignment of Company's Preemptive Rights**. Pursuant to the right of first refusal set forth in the Company's Bylaws or Stock Purchase Agreement, the Company has a right of first refusal with respect to certain proposed transfers of the Company's outstanding securities by the Key Holders. In the event the Company elects not to exercise its right of first refusal pursuant to the Company's Bylaws, by contract or otherwise with respect to a proposed transfer of the Company's outstanding securities, the Company shall assign such right of first refusal to each Major Investor. In the event of such assignment, each Major Investor shall have a right to purchase that portion of the securities proposed to be transferred equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by such Major Investor, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by all Major Investors.

2.   <u>**RESTRICTIONS ON TRANSFER; DRAG ALONG**</u>.

2.1   **Limitations on Disposition**. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Shares and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") hereby agrees not to make any disposition of all or any portion of any Securities unless and until:

(a) there is then in effect a registration statement under the Securities Act of 1933, as amended (the "**Securities Act**"), covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 2.1(a) and (b) above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Securities in compliance with SEC Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, without limitation, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member or stockholder, or (iii) for the transfer by gift, will or intestate succession by any Holder to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in the case of clauses (ii) and (iii) the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor hereunder and in the case of clause (iii) the transfer was without additional consideration or at no greater than cost.

2.2 **"Market Stand-Off" Agreement**. Each Holder hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 2.2 shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond two hundred fifteen (215) days after the effective date of the registration statement.

For purposes of this Section 2.2, the term "Company" shall include any wholly-owned subsidiary of the Company into which the Company merges or consolidates. To enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 2.2 and to impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

2.3   **Drag Along Right.** In the event that each of (i) the holders of a majority of the shares of Common Stock (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock and (iii) the Board of Directors approve a Deemed Liquidation Event, then each Holder and Key Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Holder or Key Holder in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to participate in a Drag-Along Sale pursuant to this Section shall not apply to a Deemed Liquidation Event, where the other party involved in such transaction is an affiliate or stockholder holding more than 10% of the voting power of the Company.

3.   **PARTICIPATION RIGHT**.

3.1   **General**. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 3.2 below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "**Pro Rata Share**" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

3.2   **New Securities**. "**New Securities**" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "**Board**"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to the Series Seed Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

3.3 **Procedures**. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 5.2. Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 5.2 based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

3.4 **Failure to Exercise**. If the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 3.

4. **GENERAL PROVISIONS**.

4.1 **Amendment and Waiver of Rights**. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors (and/or any of their permitted successors or assigns) holding Shares representing and/or convertible into a majority of all the Investors' Shares (as defined below); provided, however, that any amendment to Section 4 shall require the additional written consent of the holders of a majority of the outstanding shares of the Company's Common Stock then held by all of the Key Holders who are then providing services to the Company as employees. As used herein, the term "**Investors' Shares**" shall mean the shares of Common Stock then issuable upon conversion of all then outstanding Shares issued under the Series Seed Agreement plus all then outstanding shares issued upon the conversion of any Shares issued under the Series Seed Agreement. Any amendment or waiver effected in accordance with this Section 4.1 shall be binding upon each

Investor, each Holder, each permitted successor or assignee of such Investor or Holder and the Company.

        4.2   **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A or Exhibit B hereto, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 4.2. If notice is given to the Company, it shall be sent to **11021 Ventura Blvd., No. 362, Studio City, CA 91604, Attn: Mychal Simca, CEO**; and a copy (which shall not constitute notice) shall also be sent to Bevilacqua PLLC, **1050 Connecticut Avenue NW, Suite 500, Washington, District of Columbia, 20036, Attn: Louis A. Bevilacqua, Esq**.

        4.3   **Entire Agreement**. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

        4.4   **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

        4.5   **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

        4.6   **Third Parties**. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the Parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

        4.7   **Successors and Assigns**. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investors without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing, and except as otherwise provided herein, this Agreement, and the rights and obligations of the Parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

        4.8   **Titles and Headings**. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this

Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

4.9   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

4.10   Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing Party shall recover all of such Party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

4.11   Adjustments for Stock Splits, etc. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

4.12   Further Assurances. The Parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

4.13   Facsimile Signatures. This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

4.14   Termination. The rights, duties and obligations under Sections 1 and 3 of this Agreement shall terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Certificate of Incorporation, as amended from time to time. Section 1.1(b) shall survive any such termination of the Agreement.

4.15   Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in the Los Angeles, California, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or the Series Seed Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement or the Series Seed Agreement except in the federal or state courts located in the Los Angeles, California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this

Agreement, the Transaction Documents or the subject matter hereof and thereof may not be enforced in or by such court.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date and year first written above.

<u>**THE COMPANY**</u>:

Name: **SUPERDOPETV, INC.** _____

By: _____

Title: _____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDERS:

Name: Mychal Simka _____

          _____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

<u>**INVESTORS**</u>**:**

[FOR ENTITY INVESTOR USE FOLLOWING SIGNATURE BLOCK:]	**[FOR INDIVIDUAL INVESTOR USE FOLLOWING SIGNATURE BLOCK:]**
Name: _____	Name: _____
By: _____	By: _____
Title: _____	**[SIGN HERE]**

EXHIBIT A

List of Investors

Name, Address and E-Mail	Number of Shares

EXHIBIT B

List of Key Holders

Name, Address and E-Mail	Number of Shares of Common Stock Held
Mychal Simka 11021 Ventura Blvd Suite 362 Studio City, CA 91604 mychalsimka@gmail.com	3,800,000

EXHIBIT F
Video Transcript

Nickelodeon Phil: Mychal Simka!

Screen: Mychal Simka!

Nickelodeon Phil: I remember you from your last MicroVentures campaign. You raised $500,000, even had to turn investors away.

Screen: Raised $500,000

   Had To Turn Investors Away

Mychal Simka: That's right Nickelodeon Phil.

Nickelodeon Phil: Well when are you gonna launch your next campaign so I can get a chance to invest?

Screen: Next Campaign?

Mychal Simka: Well, I'm glad you asked, because today I'm about to launch my newest campaign.

Nickelodeon Phil: For what?

Mychal Simka: Superdope TV.

Screen: SUPERDOPE TV

Random Voice 1: Super Dope TV is the next evolution in short form family entertainment.

Screen: *SUPER DOPE TV IS THE NEXT EVOLUTION IN SHORTFORM FAMILY ENTERTAINMENT*

Random Voice 1: Like Awesomeness TV, it is the internet's answer to Nickelodeon and the Disney Channel.

Screen: *SUPER DOPE TV IS THE INTERNET'S ANSWER TO NICKELODEON & THE DISNEY CHANNEL*

Random Voice 1: Awesomeness TV raised 3 million in a private equity round

Screen: *AWESOMENESS TV RAISED $3 MILLION*

Random Voice 1: And just 9 months later they were acquired by Dreamworks.

Screen: *9 MONTHS LATER ACQUIRED BY DREAMWORKS*

Random Voice 1: In a deal worth over…

Random Voice 2: 200 Million Dollars!

Screen: *$200,000,000*

Random Voice 3: We've got partners that specialize in brand deals and monetizing viral content.

Screen: *Superdope Partners*

–   *brand deals*

- *monetizing viral content*

Random Voice 3: Minecrafters, diss trackers

Screen: And if you try to diss me back I promise you will get round 2

Random Voice 3: Beauty vloggers, let's play gamers, unboxers, ASMR

Random Voice 1: Superdope love children Bart Baker, and What's Trending have amassed nearly 3 billion views.

Screen: BART BAKER & WHAT'S TRENDING 3 BILLION VIEWS

Random Voice 2: Superdope

Screen: SUPERDOPE TV

Random Voice 3: Remember SNL, In Living Color, Larry King

Screen: (SNL logo), (In Living Color Logo), (Larry King's Face)

Random Voice 4: Superdope can take any television show and create a bite-sized snackable version of it for kids.

Screen: Now for kids!

Random Voice 3: In traditional television, it costs millions of dollars to shoot a pilot that may or may not or may or may or may or not may not may or may *repeating between may or may not fast* get picked up

Screen: Traditional TV = $$$ (alternating between may and may not below)

Random Voice 4: But at Superdope, we just grab a couple of YouTube influencers, rent a stage for a day and hire an awesome writer and yeet! We could have a pilot done in like, 2 days

Screen: SUPERDOPE TV, (Youtube Logo), (picture of a stage door that's closed and says Stage 25), (portrait of William Shakespeare), yeet!

Random Voice 4: Which minimizes risk

Screen: MINIMIZE RISK!

Nickelodeon Phil: Now that's a lot of content, sounds like you need someone who's sold 37 TV shows

Screen: YOU NEED SOMEONE WHO'S SOLD 37 TV SHOWS

Random Voice 5: This looks like a job for Barry Katz.

Random Voice 4: Hey Barry, can you help us sell this to a major television network?

Barry: Sure boss

Screen: Barry Katz (portrait of Barry Katz below name) Sure, Boss!

Random Voice 1: Super Dope boy toy Barry has launched the careers of titans like…

Screen: SUPER DOPE TV'S BARRY KATZ HAS HELPED LAUNCH THE CAREERS OF…

Random Voice 1: Louis C.K.

Screen: (picture of Louis C.K.) LOUIS C.K.

Random Voice 1: Dave Chappelle

Screen: (picture of Dave Chappelle) DAVE CHAPPELLE

Random Voice 1: Bill Burr

Screen: (picture of Bill Burr) BILL BURR

Random Voice 1: Dane Cook

Screen: (picture of Dane Cook) DANE COOK

Random Voice 1: and Tracy Morgan

Screen: (picture of Tracy Morgan) TRACY MORGAN

Nickelodeon Phil: Kid's television that's not cringy? Dope

Random Voice 2: Super dope

Screen: SUPERDOPE TV

Nickelodeon Phil: But Mychal, you're an animation guy, if I'm gonna give you all my hard-earned money, I want cartoons.

Mychal Simka: Well uh that's understandable. Uh what if I was to throw in say 24 5-minute episodes of an Adventures of Bunny Bravo TV series?

Nickelodeon Phil: You have my attention.

Random Voice 3: Just like my films

Screen: ARIANA GRANDE (picture of Ariana Grande and a film she voiced over)

Random Voice 3: Superdope TV will

Screen: BELLA THORNE (picture of Bella Thorne and a film she voiced over)

Random Voice 3: pair existing animation

Screen: CAMERON DALLAS (picture of Cameron Dallas and a film he voiced over)

Random Voice 3: with voices of celebrities

Screen: ROB SCHNEIDER (picture of Rob Schneider and a film he voiced over)

Random Voice 3: and

Screen: JOSH DUHAMEL (picture of Josh Duhamel and a film he voiced over)

Random Voice 3: what YouTube influencer can

Screen: MIRANDA COSGROVE (picture of Miranda Cosgrove and a film she voiced over)

Random Voice 3: resist having their own

Screen: DAVID SPADE (picture of David Spade and a film he voiced over)

Random Voice 3: cartoon series

Screen: KEN JEONG (picture of Ken Jeong and a film he voiced over)

Random Voice 3: And bonus, there's merchandising opportunities for our most popular stars and their cartoons

Screen: Bonus! (picture that says merchandising)

Random Voice 3: My animated films have made 10s of millions of dollars and now we're applying the same profitable business model to television!

Screen: Tens of Millions! (picture of a tv)

Nickelodeon Phil: *screams*

Screen: SUPERDOPE TV

Mychal Simka: Whoa-ho-ho-ho, he is excited. Hi guys, I'm Mychal Simka and I'm raising 570,000 dollars for a little project known as SuperdopeTV. I would like for you to join us, you out there in internet-land, we're gonna have a lot of fun, it'll be kind of a party, it's gonna be great, hope you enjoy it, we're going to, I don't know what else to say but I uh I love you and uh let's do this thing.

Screen: Mychal Simka SUPERDOPE TV I love you

Random Voice 6: Crowdfunding offerings are inherently risky and are only open to investors aged 18 or older. This type of investment involves risk of loss of your entire investment. Please read the offering documents carefully before making an investment decision. References to past crowdfunding events are not indicative of success of future capital raises.

Screen: Crowdfunding offerings are inherently risky and are only open to investors aged 18 or older. This type of investment involves risk of loss of your entire investment. Please read the offering documents carefully before making an investment decision. References to past crowdfunding events are not indicative of success of future capital raises.

Voice 2: Superdope

Screen: SUPERDOPE TV